Contact:

Bob Rai, Director and CEO

604-247-2639

info@vancpharm.com

www.vancpharm.com

VANC Pharmaceuticals Retains Investor Relations Firm

Vancouver, BC (August 23, 2018) – Vanc Pharmaceuticals Inc. (TSX VENTURE: VANC) ( the "Company") announced today that it has entered into a consulting agreement with Transcend Capital Inc. ("Transcend") to develop and implement an investor relations program for the Company. Transcend, with offices in Vancouver, British Columbia, is a full-service investor relations firm that assists small and mid-cap public companies with market awareness campaigns and helps these companies gain valued industry exposure through an extensive network of retail and institutional clients. Mr. Etienne Moshevich is the sole owner of Transcend.

Transcend will provide comprehensive investor relations services to the Company for an initial period of 24 months for an aggregate fee of C$150,000 plus applicable taxes. Transcend and its directors, officers and employees are shareholders of the Company, collectively holding approximately 3.5% of the issued and outstanding common shares of the Company.

The investor relations consulting agreement is subject to the approval of the TSX Venture Exchange.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.